                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June, 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----------

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in
                connection with Rule 12g3-2(b): 82-          .
                                                   ----------

     This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

Non-consolidated Financial Statements

(Unaudited)

As of March 31, 2004

(With Independent Accountants' Review Report Thereon)

                     Independent Accountants' Review Report

                  Based on a report originally issued in Korean

The Board of Directors and Stockholders
Korea Electric Power Corporation:

We have reviewed the accompanying non-consolidated balance sheet of Korea Electric Power Corporation (the "Company") as of March 31, 2004 and the related non-consolidated statements of income and cash flows for the three-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review. We did not review the financial statements of Korea Southern Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea South-East Power Co., Ltd. whose total assets constituted 11.1% of the total non-consolidated assets as of March 31, 2004, and whose total income constituted 15.7% of non-consolidated income before income tax for the three-month period then ended. These financial statements were reviewed by other accountants whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for Korea Southern Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea South-East Power Co., Ltd., is based solely on the reports of the other accountants.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review and the reports of the other accountants, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying non-consolidated statements of income and cash flows for the three-month period ended March 31, 2003, presented for comparative purpose, were reviewed by other accountants, whose report dated May 6, 2003 stated that they were not aware of any material modifications that should have been made to the financial statements in order for them to be in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and the Financial Accounting Standards as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying non-consolidated balance sheet of the Company as of December 31, 2003 and the related non-consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended, which are not accompanying this report were audited by other accountants and their report thereon, dated February 11, 2004, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2003, presented for comparative purposes is not different from the above-stated balance sheet audited by other accountants in all material respects.

The accompanying financial statements have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in Note 2 to the non-consolidated financial statements.

     The following matters may be helpful to the readers in their understanding of the financial statements:

As discussed in Note 1(b) to the financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As discussed in Note 7 and 26, sales and purchases to and from related parties, including the six power generation subsidiaries, amounted to W132,692 million and W3,961,410 million, respectively, for the three-month period ended March 31, 2004. Related receivables and payables amounted to W302,486 million and W1,168,085 million, respectively, as of March 31, 2004. The Company is providing debt guarantees to the extent not exceeding US$ 274,395 thousand for its foreign related subsidiaries including KEPCO Ilijan Co. The Company also has loans of W161,203 million to employees as of March 31, 2004.

The Company and its six power generation companies including Korea Hydro & Nuclear Power Co., Ltd. are jointly and severally liable for outstanding debts as of March 31, 2004 assumed by each company at the time of spin-off on April 2, 2001 under the Commercial Code of the Republic of Korea. The Company is providing joint and several liability guarantee for debts of its six power generation companies amounting to W2,122,167 million and the six power generation companies are providing such a guarantee for debts of the Company amounting to W 128,037 million. The Company is also provided with guarantees for its certain foreign currency debt by the Korea Development Bank, one of its major shareholders.

KPMG Samjong Accounting Corp.
Seoul, Korea
April 30, 2004

--------------------------------------------------------------------------------
This report is effective as of April 30, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.
--------------------------------------------------------------------------------

                        Korea Electric Power Corporation

                         Non-Consolidated Balance Sheets

                      March 31, 2004 and December 31, 2003

                                   (Unaudited)

              (In millions of Won and in thousands of U.S. dollars)

                                                                       Won               U.S. dollars (note 2)
                                                            ------------------------   ------------------------
                          Assets                                2004         2003          2004         2003
                          ------                            -----------   ----------   -----------   ----------
Property, Plant and Equipment (notes 3, 5, 16 and 26):
   Utility plant                                            W37,540,959   37,235,281   $32,542,441   32,277,463
   Less: accumulated depreciation                            (7,868,494)  (7,472,373)   (6,820,816)  (6,477,438)
   Less: construction grants                                 (2,826,140)  (2,758,789)   (2,449,844)  (2,391,461)
                                                            -----------   ----------   -----------   ----------
                                                             26,846,325   27,004,119    23,271,781   23,408,564
   Construction in-progress                                   2,426,026    2,266,928     2,103,004    1,965,090
                                                            -----------   ----------   -----------   ----------
                                                             29,272,351   29,271,047    25,374,785   25,373,654
                                                            -----------   ----------   -----------   ----------
Investments and others:
   Investment securities (note 6)                            24,541,514   23,865,370    21,273,851   20,687,733
   Long-term loans (note 7)                                     151,811      142,368       131,597      123,412
   Long-term other accounts receivable, less discount on
      present value of W 10,375 in 2004 and W 35,576 in
      2003 and allowance for doubtful accounts of W15,500
      in 2004 and 2003 (note 19)                                239,125      213,924       207,286      185,440
   Currency and interest rate swaps (note 21)                   200,480      124,345       173,786      107,789
   Intangibles (note 4)                                         139,835      144,367       121,216      125,145
   Other non-current assets (notes 8 and 17)                    150,192      143,110       130,194      124,056
                                                            -----------   ----------   -----------   ----------
                                                             25,422,957   24,633,484    22,037,930   21,353,575
                                                            -----------   ----------   -----------   ----------
Current assets:
   Cash and cash equivalents (notes 9 and 17)                   687,371      366,817       595,848      317,976
   Trade receivables, less allowance for doubtful
      accounts of W 30,187 in 2004 and W 27,787 in 2003
      (notes 17 and 26)                                       1,501,138    1,501,949     1,301,264    1,301,967
   Other account receivables, less allowance for doubtful
      accounts of W14,112 in 2004 and W14,184 in 2003 and
      present value discount of W19,843 in 2004 (notes
      17, 19 and 26)                                            383,023      434,648       332,024      376,775
   Short-term financial instruments (note 10)                    61,000       61,000        52,878       52,878
   Inventories (note 11)                                         86,795       78,796        75,238       68,304
   Other current assets (notes 7 and 12)                        152,384      121,921       132,095      105,687
                                                            -----------   ----------   -----------   ----------
                                                              2,871,711    2,565,131     2,489,347    2,223,587
                                                            -----------   ----------   -----------   ----------
         Total assets                                       W57,567,019   56,469,662   $49,902,062   48,950,816
                                                            ===========   ==========   ===========   ==========

                        Korea Electric Power Corporation

                      March 31, 2004 and December 31, 2003

                                   (Unaudited)

    (In millions of Won and in thousands of U.S. dollars, except share data)

                                                            Won               U.S. dollars (note 2)
                                                 ------------------------   ------------------------
     Liabilities and Shareholders' Equity            2004         2003          2004         2003
     ------------------------------------        -----------   ----------   -----------   ----------
Stockholders' equity:
   Common stock of W 5,000 par value
      Authorized - 1,200,000,000 shares Issued
      and outstanding - 640,748,573 shares       W 3,203,743    3,203,743   $ 2,777,170    2,777,170
   Capital surplus (note 13)                      14,371,048   14,373,779    12,457,566   12,459,933
   Retained earnings (note 14)
      Appropriated                                19,554,340   17,899,939    16,950,710   15,516,591
      Unappropriated                               1,047,930    2,315,938       908,400    2,007,575
   Capital adjustments (note 15)                    (162,305)    (150,681)     (140,694)    (130,618)
                                                 -----------   ----------   -----------   ----------
         Total shareholders' equity               38,014,756   37,642,718    32,953,152   32,630,651
                                                 -----------   ----------   -----------   ----------
Long-term liabilities:
   Long-term borrowings (notes 16 and 26)          9,096,260    9,641,037     7,885,109    8,357,348
   Reserve for retirement and severance
      benefit, net (note 18)                         326,936      316,408       283,405      274,279
   Reserve for self insurance                         87,746       87,926        76,062       76,219
   Currency and interest rate swaps (note 21)        158,491      178,283       137,388      154,545
   Deferred income tax liabilities (note 24)       1,650,972    1,462,016     1,431,148    1,267,351
   Other long-term liabilities                       461,679      486,981       400,207      422,138
                                                 -----------   ----------   -----------   ----------
                                                  11,782,084   12,172,651    10,213,319   10,551,880
                                                 -----------   ----------   -----------   ----------
Current liabilities:
   Trade payables (note 26)                        1,221,879    1,256,526     1,059,188    1,089,222
   Other accounts payable (note 26)                  323,807      571,772       280,692      495,641
   Short-term borrowings                                  --       16,245            --       14,082
   Current portion of long-term debt (note 16)     4,579,767    4,030,652     3,969,978    3,493,977
   Income tax payable                                355,625      164,170       308,274      142,311
   Accrued expenses                                  124,632      146,094       108,037      126,642
   Dividends payable                                 663,848        2,324       575,458        2,015
   Other current liabilities (note 20)               500,621      466,510       433,964      404,395
                                                 -----------   ----------   -----------   ----------
                                                   7,770,179    6,654,293     6,735,591    5,768,285
                                                 -----------   ----------   -----------   ----------
         Total liabilities                        19,552,263   18,826,944    16,948,910   16,320,165
                                                 -----------   ----------   -----------   ----------
Commitments and contingencies (note 27)
         Total shareholders' equity and
            liabilities                          W57,567,019   56,469,662   $49,902,062   48,950,816
                                                 ===========   ==========   ===========   ==========

See accompanying notes to non-consolidated financial statements.

                        Korea Electric Power Corporation

                      Non-Consolidated Statements of Income

            For the three-month periods ended March 31, 2004 and 2003

                                   (Unaudited)

      (In millions of Won and in thousands of U.S. dollars, except earnings per share)

                                                                  Won             U.S. dollars (note 2)
                                                        ----------------------   ----------------------
                                                           2004         2003        2004         2003
                                                        ----------   ---------   ----------   ---------
Operating revenues:
   Sale of electricity (note 26)                        W5,853,050   5,535,832   $5,073,726   4,798,745
   Other operating revenues (note 27)                       13,149      75,873       11,398      65,771
                                                        ----------   ---------   ----------   ---------
                                                         5,866,199   5,611,705    5,085,124   4,864,516
                                                        ----------   ---------   ----------   ---------

Operating expenses (notes 22, 23 and 26):
   Power generation, transmission, distribution            718,646     716,910      622,959     621,455
   Purchased power                                       4,219,580   4,172,423    3,657,750   3,616,872
   Other operating costs                                    11,952      75,203       10,361      65,190
   Selling and administrative expenses                     221,923     205,156      192,374     177,840
                                                        ----------   ---------   ----------   ---------
                                                         5,172,101   5,169,692    4,483,444   4,481,357
                                                        ----------   ---------   ----------   ---------

Operating income                                           694,098     442,013      601,680     383,159

Other income (expenses):
   Interest income                                           9,944      10,534        8,620       9,131
   Interest expense                                       (152,256)   (148,067)    (131,983)   (128,352)
   Gain (loss) on foreign currency transactions
      and translation, net                                 188,010    (284,376)     162,976    (246,512)
   Donations                                                (5,871)     (1,715)      (5,089)     (1,487)
   Rental income                                            32,070      25,872       27,800      22,427
   Equity income of affiliates (note 6)                    703,449     710,137      609,786     615,583
   Gain on disposal of investments, net (note 6)             7,472      44,626        6,477      38,684
   Loss on disposal of utility plant, net                      490      (3,884)         425      (3,367)
   Valuation gain (loss) on currency and interest
      rate swaps, net (note 21)                             13,202     (20,135)      11,445     (17,454)
   Other, net                                               (6,151)     16,637       (5,333)     14,422
                                                        ----------   ---------   ----------   ---------
                                                           790,359     349,629      685,124     303,075
                                                        ----------   ---------   ----------   ---------

Income before income taxes                               1,484,457     791,642    1,286,804     686,234

Income taxes (note 24)                                    (436,527)   (237,599)    (378,404)   (205,963)
                                                        ----------   ---------   ----------   ---------

Net income                                              W1,047,930     554,043   $  908,400     480,271
                                                        ==========   =========   ==========   =========

Earnings per share (note 25)                            W    1,664         875   $     1.44        0.76
                                                        ==========   =========   ==========   =========

See accompanying notes to non-consolidated financial statements.

                        Korea Electric Power Corporation

                    Non-Consolidated Statements of Cash Flows

            For the three month-periods ended March 31, 2004 and 2003

                                   (Unaudited)

              (In millions of Won and in thousands of U.S. dollars)

                                                                      Won            U.S. dollars (note 2)
                                                             ---------------------   ---------------------
                                                                2004        2003         2004       2003
                                                             ----------   --------    ---------   --------
Cash flows from operating activities:
   Net income                                                W1,047,930    554,043    $ 908,400    480,271
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization                          401,619    376,053      348,144    325,981
         Provision for severance and retirement benefits         12,460      6,879       10,801      5,963
         Bad debt expenses                                        5,245      3,817        4,547      3,309
         Interest expense                                         4,381      2,128        3,798      1,845
         Loss (gain) on foreign currency translation, net      (188,252)   283,723     (163,186)   245,946
         Equity income of affiliates                           (703,449)  (710,137)    (609,786)  (615,583)
         Gain on disposal of investments, net                    (7,472)   (44,626)      (6,477)   (38,684)
         Loss (gain) on disposal of utility plant, net             (490)     3,884         (425)     3,367
         Deferred income tax expense                            186,437    187,937      161,613    162,913
         Valuation loss (gain) on currency and interest
            rate swaps                                          (13,202)    20,135      (11,445)    17,454
         Changes in assets and liabilities:
            Decrease (increase) in trade receivables             (4,461)    11,982       (3,867)    10,387
            Decrease in other accounts receivable                31,782     14,937        27,551    12,948
            Decrease in inventories                               5,769     25,555        5,001     22,152
            Increase in other current assets                    (30,341)   (34,541)     (26,301)   (29,942)
            Increase in trade payables                          (34,647)   (65,019)     (30,034)   (56,362)
            Increase in other accounts payable                 (247,970)  (137,855)    (214,953)  (119,500)
            Increase (decrease) in income tax payable           191,455   (240,968)     165,963   (208,883)
            Increase (decrease) in accrued expenses             (21,462)    21,809      (18,605)    18,906
            Increase in other current liabilities                34,111     45,220       29,569     39,199
            Decrease in other long-term liabilities             (25,301)    (1,012)     (21,932)      (877)
            Payment of severance and retirement benefits         (1,932)      (744)      (1,675)      (645)
            Payment of self-insurance                              (180)      (335)        (156)      (291)
            Other, net                                           20,173     25,744       17,487     22,318
                                                             ----------   --------    ---------   --------
         Net cash provided by operating activities              662,203    348,609      574,032    302,192
                                                             ----------   --------    ---------   --------

                        Korea Electric Power Corporation

                    Non-Consolidated Statements of Cash Flows

            For the three month periods ended March 31, 2004 and 2003

                                   (Unaudited)

              (In millions of Won and in thousand of U.S. dollars)

                                                          Won           U.S. dollars (note 2)
                                                  -------------------   ---------------------
                                                    2004       2003        2004       2003
                                                  --------   --------   ---------   ---------
Cash flows from investing activities:
   Proceeds from disposal of utility plant       W   1,036     18,428   $     898     15,975
   Additions to utility plant                     (554,880)  (786,105)   (480,998)  (681,437)
   Receipt of construction grants                  117,493    123,238     101,849    106,829
   Proceeds from disposal of investment
      securities                                     5,214     64,390       4,520     55,817
   Acquisition of investment securities                (23)    (8,000)        (20)    (6,935)
   Collection of long-term loans                       965        888         837        770
   Extension of long-term loans                    (12,843)   (13,003)    (11,133)   (11,271)
   Acquisition of intangibles                         (172)    (2,527)       (149)    (2,190)
   Collection of short-term loans                    2,309      2,110       2,002      1,829
   Decrease in other non-current assets              8,154      1,719       7,068      1,489
                                                  --------   --------   ---------   --------
      Net cash used in investing activities       (432,747)  (598,862)   (375,126)  (519,124)
                                                  --------   --------   ---------   --------
Cash flows from financing activities:
   Proceeds from long-term debt                    370,181    429,699     320,892    372,485
   Payment of short-term borrowings                (16,245)        --     (14,082)        --
   Payment of long-term debt                      (181,431)  (141,786)   (157,274)  (122,908)
   Acquisition of treasury stock                        --   (180,120)         --   (156,137)
   Other, net                                      (81,407)   (80,980)    (70,568)   (70,198)
                                                  --------   --------   ---------   --------
      Net cash provided by
         financing activities                       91,098     26,813      78,966     23,242
                                                  --------   --------   ---------   --------
Net increase (decrease) in cash
   and cash equivalents                            320,554   (223,440)    277,872   (193,690)

Cash and cash equivalents,
   at beginning of the period                      366,817    610,056     317,976    528,828
                                                  --------   --------   ---------   --------

Cash and cash equivalents,
   at end of the period                          W 687,371    386,616   $ 595,848    335,138
                                                  ========   ========   =========   ========

See accompanying notes to non-consolidated financial statements.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                             March 31, 2004 and 2003

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

     (a)  Description of Business

          Korea Electric Power Corporation (the "Company") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given a status of government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

          As of March 31, 2004, the Government of the Republic of Korea, Korea Development Bank and foreign investors hold 32.42%, 21.55% and 28.77%, respectively, of the Company's shares.

          The Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been considering the gradual privatization of the Company's power generation subsidiaries and distribution business, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

     (b)  Basis of Presenting Financial Statements

          The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act ("KEPCO Act"), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

     (b)  Basis of Presenting Financial Statements, Continued

          Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

          The accompanying financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries. Instead, these entities are accounted for under the equity method of accounting (note 6).

          Effective January 1, 2003, the Company adopted Statements of Korean Financial Accounting Standards ("SKAS") No. 2 through No. 9. Those statements provide accounting and reporting standards for the interim financial statements, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of interest costs, marketable securities and convertible securities. As a result of the accounting change of capitalizing interest costs, which is applied prospectively, capitalized interest for three month period ended March 31, 2003 decreased by W63,746 million compared to the previous method. As a result of the adoption of SKAS No. 6 - "Events Occurring After the Balance Sheet Date", shareholders' equity increased and current liabilities decreased by W511,350 million as of December 31, 2002.

          Effective January 1, 2004, the Company adopted Statements of Korea Accounting Standards No. 10, 12 and 13. The adoption of these standards did not have a significant impact on accompanying financial statements.

     (c)  Property, Plant and Equipment

          Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Plant and equipment under capital leases are stated at an amount equal to the lower of their fair value or the present value of minimum lease payments at inception of lease. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

          The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. As described in note 1(b), effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, "Capitalization of Interest Costs". Under this standard, the calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the three-month periods ended March 31, 2004 and 2003, the amount of capitalized interest was W16,024 million and W26,574 million, respectively, of which net foreign currency transactions and translation gains deducted from the capitalized interest in calculation of capitalized interest rate amounted to W55,808 million and nil, respectively for the three-month period ended March 31, 2004 and 2003.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

     (c)  Property, Plant and Equipment, Continued

          The impact on the Company's financial position as of and for the three-month period ended March 31, 2004, if the interest and other borrowing costs were expensed instead of being capitalized, is as follows.

                                                  Won (millions)
                        ------------------------------------------------------------------
                        Construction                                        Income before
                         in-progress   Total assets   Interest expense   Income tax expense
                        ------------   ------------   ----------------   ------------------
          Capitalized    W2,426,025     57,567,018         152,255            1,484,456
          Expensed        2,410,001     57,550,994         168,279            1,468,432
                          ---------     ----------         -------            ---------
                         W   16,024         16,024         (16,024)              16,024
                          =========     ==========         =======            =========

          Depreciation is computed by declining-balance method (straight-line method for buildings and structures) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

                       Estimated useful life
                       ---------------------
          Buildings          8, 15, 30
          Structures         8, 15, 30
          Machinery             16
          Ships                  9
          Vehicles               4
          Others                 4

          The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

          .    Grants from the government or public institutions

          . Funds, construction materials or other items contributed by customers

          Construction grants are initially recorded and presented in the accompanying financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received W117,493 million and W123,238 million of construction grants, and offset W32,256 million and W29,571 million against depreciation expense, and W17,886 million and W7,898 million against utility plant removal cost for the three-month periods ended March 31, 2004 and 2003, respectively.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

     (d)  Leases

          The Company accounts for and classifies its lease transactions as either operating or capital leases, depending on the terms of the lease under Korea Lease Accounting Standards. If a lease is substantially noncancellable and meets any of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

          - Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

          -    The lease has a bargain purchase option.

          - The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

          - The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

          If the above criteria are not met, the lease is classified as an operating lease and lease payments are expensed under straight-line over the lease term.

     (e)  Investments in Securities

          Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards (SKAS) No. 8, "Investments in Securities." In accordance with SKAS No. 8, certain debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

          Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

          Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

     (e)  Investments in Securities, Continued

          Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

     (f)  Investment Securities under the Equity Method of Accounting

          Investments in affiliated companies owned 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

          Under the equity method of accounting, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investee income and reduced to reflect the Company's share of the investee losses or dividends received. Any excess in the Company's acquisition cost over the Company's share of the investee's identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

          Under the equity method of accounting, the Company does not record its share of losses of affiliate companies when such losses would make the Company's investment in such entity less than zero.

     (g)  Intangible Assets

          Intangible assets are stated at cost less accumulated amortization, as described below.

          (i)  Research and Development Costs

               Expenditure on research activities, undertaken with the prospects of gaining new scientific or technical knowledge and understanding, is recognized in the statement of income as an expense as incurred.

               Expenditure on development incurred in conjunction with new products or technologies, in which the elements of costs can be identified and future economic benefits are clearly expected, is capitalized and amortized on a straight-line basis over 5 years. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads.

          (ii) Other Intangible Assets

               Other intangible assets, which consist of industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 20 years, based on the nature of the asset.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

     (h)  Cash Equivalents

          The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

     (i)  Financial Instruments

          Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits, restricted bank deposits.

     (j)  Allowance for Doubtful Accounts

          Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

     (k)  Inventories

          Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of year. In accordance with the Company's policy for physical inventory counts, the Company did not perform a physical count of the inventory as of March 31, 2004 and 2003.

          Effective January 1, 2004, the Company adopted Statement of Korea Accounting Standards No. 10, "Inventories". Through 2003, a valuation loss incurred when the market value of inventory falls below its carrying amount was reported as non-operating expense. In 2004, in accordance with SKAS No.10, the Company included inventory valuation loss in its cost of goods sold ("a component of operating expenses").

     (l)  Long-Lived Assets

          The Company reviews for the impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

     (m)  Valuation of Receivables and Payables at Present Value

          Receivables and payables arising from long-term installment transactions, long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value.

          The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

     (n)  Convertible Bonds

          When issuing convertible bonds or bonds with stock purchase warrants, the values of the conversion rights or stock warrants shall be recognized separately. Considerations for conversion rights or stock warrants shall be measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issue.

          The value of the common shares issued pursuant to the exercise of the conversion rights shall be measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance, of those convertible bonds that are actually related to the exercise.

          When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise shall be measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

     (o)  Discount (Premium) on Debentures

          Discount (premium) on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

     (p)  Retirement and Severance Benefits

          Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.

          Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability. Since April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

     (q)  Reserve for Self-Insurance

          The Company provides a self-insurance reserve for liability to third parties that may arise in connection with the Company's non-insured facilities. Payments made to settle applicable claims are charged to this reserve.

     (r)  Foreign Currency Translation

          Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,153.6 to US$1, the rate of exchange on March 31, 2004 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

          Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as capital adjustment.

     (s)  Derivatives

          Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

          However, for derivative instruments with the purpose of hedging the exposure to the variability of cash flows of a forecasted transaction, the hedge-effective portion of the derivative's gain or loss is deferred as a capital adjustment, a component of stockholder's equity. The ineffective portion of the gain or loss is charged or credited to current results of operations.

     (t)  Contingent Liabilities

          Contingent losses are generally recognized as a liability when probable and reasonably estimable.

     (u)  Revenue Recognition

          The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic People's Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company's revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

     (v)  Income Taxes

          Income tax on the earnings or loss for the period comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

          Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

          A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

     (w)  Dividends payable

          As described in note 1(b), effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 6, "Events Occurring After the Balance Sheet Date". Under this standard, dividends are not recorded until approved by the board of director and shareholders.

     (x)  Prior Period Adjustments

          Prior period adjustments resulting from other than fundamental errors are charged or credited to net income for the current period. The fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. The prior period adjustments resulting from the fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

     (y)  Earnings Per Share

          Earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding during each period.

     (z)  Use of Estimates

          The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

                            Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(2)  Basis of Translating Financial Statements

     The financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,153.6 to US$1, the basic exchange rate on March 31, 2004. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)  Property, Plant and Equipment

     (a)  Asset revaluation

          The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999), and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

     (b)  Officially Declared Value of Land

          The officially declared value of land at March 31, 2004, as announced by the Minister of Construction and Transportation, is as follows:

                                                       Won (millions)
                                                ---------------------------
                        Purpose                 Book value   Declared value
          -----------------------------------   ----------   --------------
          Transmission and distribution sites
             and other                          W3,329,249      3,347,751

          The officially declared value, which is used for government purposes, is not intended to represent fair value.

     (c)  Utility plant

          Utility plants, accumulated depreciation and construction grants as of March 31, 2004 and December 31, 2003 are as follows:

          (i)  Cost

                                          Won (millions)
                                     ------------------------
                                         2004         2003
                                     -----------   ----------

          Land                       W 3,327,851    3,329,249
          Buildings                    2,323,204    2,333,407
          Structures                  24,120,887   24,370,274
          Machinery                    7,136,620    7,180,573
          Vehicles                        59,011       56,628
          Ships                              252          252
          Others                         267,456      270,576
          Construction-in-progress     2,266,928    2,426,026
                                     -----------   ----------
                                     W39,502,209   39,966,985
                                     ===========   ==========

                            Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(3)  Property, Plant and Equipment, Continued

     (c)  Utility Plant, Continued

          (ii) Accumulated depreciation

                                         Won (millions)
                                     ----------------------
                                        2004         2003
                                     ----------   ---------
          Buildings                  W  465,338     497,576
          Structures                  3,686,719   3,873,169
          Machinery                   3,055,912   3,228,281
          Vehicles                       46,313      45,606
          Ships                             205         208
          Others                        217,886     223,654
                                     ----------   ---------
                                     W7,472,373   7,868,494
                                     ==========   =========

          (iii) Construction grants

                                         Won (millions)
                                     ----------------------
                                        2004         2003
                                     ----------   ---------
          Construction grants        W2,758,789   2,826,140
                                     ==========   =========

(4)  Intangibles

     Changes of intangibles for the three-month period ended March 31, 2004 are as follows:

                                           Won (millions)
                        -----------------------------------------------------
                        December 31,                                March 31,
                            2003       Acquisition   Amortization     2004
                        ------------   -----------   ------------   --------
     Development cost     W106,834        6,621          8,772       104,683
     Others                 37,533          929          3,310        35,152
                          --------        -----         ------       -------
                          W144,367        7,550         12,082       139,835
                          ========        =====         ======       =======

     In addition, the Company expensed ordinary development expenses amounting to W17,531 million and W14,502 million for the three-month periods ended March 31, 2004 and 2003, respectively.

                            Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(5)  Insured Assets

     Insured assets as of March 31, 2004 are as follows:

                                                          Won (millions)
               Insured assets          Insurance type     Insured value                 Insurer
          ------------------------   ------------------   --------------   --------------------------------
          Buildings and machinery    Fire insurance          W386,458      Samsung Insurance Co., Ltd.
                                                                              and others
          Buildings                  General insurance        149,354      Dongyang Insurance Co., Ltd. and
                                                                              others
          Construction in progress   Assemble insurance       365,312      LG Fire Insurance Co., Ltd. and
                                                                              others
          Construction in progress   Construction              97,537      Hyundai Marine Fire Insurance
                                         insurance                             Co., Ltd. and others

     In addition, the Company carries damage insurance for construction of its light-water nuclear reactor in North Korea, general insurance for vehicles, marine cargo insurance for inventories, general insurance for movables, group casualty insurance for its employees and compensation liability insurance for its directors.

(6) Investments

     (a) Investments other than those under the equity method as of March 31, 2004 and December 31, 2003 are summarized as follows:

                                                          Won (millions)
                                       --------------------------------------------------
                                                              2004
                                       --------------------------------------------------
                                                            Unrealized
                                              Acquisition     holding     Fair      Book
                                         %       cost         losses      value     value
                                       ----   -----------   ----------   ------    ------
     Available-for-sale:
        Equity securities:
           Energy Savings
              Investment Cooperative   40.6     W 5,000           --        (**)    5,000
           Korea Power Exchange        50.0      62,606           --        (**)   62,606
           Hwan Young Steel
              Co., Ltd. (*2)           0.14       1,364           --         --       120
        Investment securities in
           treasury stock fund (*3)      --      17,306        5,598     11,708    11,708
                                                -------        -----     ------    ------
                                                 86,276        5,598     11,708    79,434
                                                -------        -----     ------    ------
     Held-to-maturity:
        Government bonds                             59           --         --        59
                                                -------        -----     ------    ------
              Total                             W86,335        5,598     11,708    79,493
                                                =======        =====     ======    ======

          (**) Fair values are not available

          (*1) The Company recognized an impairment loss of W1,244 million that was deemed to be an other than temporary decline.

          (*2) The Company has an investment in a treasury stock fund, composed of treasury stock and other investment securities, and records such an investment as available-for-sale securities. Losses on valuation of these available-for-sale securities recorded as a capital adjustment, amount to W5,598 million and W8,714 million as of March 31, 2004 and December 31, 2003, respectively.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(6)  Investments, Continued

                                                         Won (millions)
                                       --------------------------------------------------
                                                              2003
                                       --------------------------------------------------
                                                            Unrealized
                                              Acquisition     holding      Fair     Book
                                         %        cost        losses      value     value
                                       ----   -----------   ----------   -------   ------
     Available-for-sale:
        Equity securities:
           Securities Market
              Stabilization Fund       7.64     W  7,763          --          (*)   7,763
           Energy Savings
              Investment Cooperative   40.6        5,000          --          (*)   5,000
           Korea Power Exchange        50.0       62,606          --          (*)  62,606
           Hwan Young Steel                        1,364          --          --      120
              Co., Ltd.                0.14
          Investment securities in
              Treasury stock fund        --       26,295       8,714      17,581   17,581
                                                --------       -----     -------   ------
                                                 103,028       8,714      17,581   93,070
                                                --------       -----     -------   ------
     Held-to-maturity:
        Government bonds                              36          --          --       36
                                                --------       -----     -------   ------

              Total                             W103,064       8,714     W17,581   93,106
                                                ========       =====     =======   ======

          (*)  Fair values are not available

     (b) Investments in affiliated companies accounted for using the equity method as of March 31, 2004 and December 31, 2003 are as follows:

                                                                            Won (millions)
                                                        ----------------------------------------------------
                                                                                 2004
                                                        ----------------------------------------------------
                                                         Percentag     Acquisition                 Net asset
                         Affiliate                      of ownership       Cost         value     Book value
     ------------------------------------------------   ------------   -----------   ----------   ----------
     Korea Hydro & Nuclear Power Co., Ltd. (*1)             100.0      W 9,364,799   11,251,589   11,251,589
     Korea South-East Power Co., Ltd. (*1)                  100.0        1,232,004    2,071,377    2,071,377
     Korea Midland Power Co., Ltd. (*1)                     100.0        1,325,891    2,173,157    2,173,157
     Korea Western Power Co., Ltd. (*1)                     100.0        1,442,638    2,051,420    2,051,420
     Korea Southern Power Co., Ltd. (*1)                    100.0        1,797,378    2,153,411    2,153,411
     Korea East-West Power Co., Ltd. (*1)                   100.0        2,322,905    2,478,530    2,478,530
     Korea Power Engineering Co., Ltd. (*1)                  97.9            4,991      203,627       70,155
     Korea Plant Service & Engineering Co., Ltd.(*1)        100.0            6,000      275,307      275,307
     KEPCO Nuclear Fuel Co., Ltd. (*1)                       96.4           89,757      161,980      147,361
     Korea Electric Power Data Network Co., Ltd. (*1)       100.0           64,000      130,128      113,065
     Korea Electric Power Industrial
        Development, Ltd. (*1)                               49.8            7,987       19,030       19,030
     Powercomm Corporation (*1)                              43.1          323,470      368,387      368,387
     Korea Gas Corporation (*1)                              24.5           94,500      811,229      811,229
     Korea District Heating Co. (*1)                         26.1            5,660      169,959      169,959
     KEPCO International Hong Kong Ltd. (*1, *2)            100.0           20,000      180,368      180,368
     KEPCO International Philippines Inc. (*1, *2)          100.0           91,716      127,676      127,676
                                                                       -----------   ----------   ----------

                                                                       W18,193,696   24,627,175   24,462,021
                                                                       ===========   ==========   ==========

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(6)  Investments, Continued

     (*1) The Company used unaudited financial statements of the above affiliated companies when applying the equity method of accounting.

          The Company eliminated the unrealized gains arising from the transactions with the above affiliates. The eliminated unrealized gain arising from transactions with Korea Power Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd. and Korea Electric Power Data Network Co., Ltd. amounted to W133,472 million, W14,619 million and W17,063 million, respectively, for the three-month period ended March 31, 2004

     (*2) As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation ("KEPHILCO") and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation ("KEILCO"), when applying the equity method, the Company accounts for equity incomes from KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., that include the changes in the net equity of KEPHILCO and KEILCO, respectively.

     Investments in affiliated companies accounted for using equity method as of December 31, 2003 are as follows:

                                                                      Won (millions)
                                                   ----------------------------------------------------
                                                                           2003
                                                   ----------------------------------------------------
                                                    Percentage    Acquisition                 Net asset
                      Affiliate                    of ownership      Cost         value      Book value
     -------------------------------------------   ------------   -----------   ----------   ----------
     Korea Hydro & Nuclear Power Co., Ltd.            100.0       W 9,364,799   11,014,714   11,014,714
     Korea South-East Power Co., Ltd.                 100.0         1,232,004    1,990,715    1,990,715
     Korea Midland Power Co., Ltd.                    100.0         1,325,891    2,080,695    2,080,695
     Korea Western Power Co., Ltd.                    100.0         1,442,638    1,988,052    1,988,052
     Korea Southern Power Co., Ltd.                   100.0         1,797,378    2,092,460    2,092,460
     Korea East-West Power Co., Ltd.                  100.0         2,322,905    2,424,164    2,424,164
     Korea Power Engineering Co., Ltd.                 97.9             4,991      195,624       69,038
     Korea Plant Service & Engineering Co., Ltd.      100.0             6,000      267,041      267,041
     KEPCO Nuclear Fuel Co., Ltd.                      96.4            89,757      157,701      145,098
     Korea Electric Power Data Network Co., Ltd.      100.0            64,000      129,724      115,382
     Korea Electric Power Industrial
        Development, Ltd.                              49.0             7,987       22,092       22,092
     Powercomm Corporation                             43.1           323,470      363,687      363,687
     Korea Gas Corporation                             24.5            94,500      740,280      740,280
     Korea District Heating Co.                        26.1             5,660      159,165      159,165
     KEPCO International Hong Kong Ltd.               100.0            20,000      173,629      173,629
     KEPCO International Philippines Inc.             100.0            91,716      126,052      126,052
                                                                  -----------   ----------   ----------

                                                                  W18,193,696   23,925,795   23,772,264
                                                                  ===========   ==========   ==========

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(6)  Investments, Continued

     (c) Details of changes in investments in affiliated companies under the equity method as of March 31, 2004 and December 31, 2003 are as follows:

                                                                       Won (millions)
                                       -----------------------------------------------------------------------------
                                                                         2004
                                       -----------------------------------------------------------------------------
                                       Book value as of   Equity income     Capital                 Book value as of
                 Affiliate              January 1, 2004       (loss)      adjustment   Others (*)    March 31, 2004
     -------------------------------   ----------------   -------------   ----------   ----------   ----------------
     Korea Hydro & Nuclear
        Power Co., Ltd.                  W11,014,714        236,875              --          --        11,251,589
     Korea South-East Power
        Co., Ltd.                          1,990,715         80,662              --          --         2,071,377
     Korea Midland Power
        Co., Ltd.                          2,080,695         92,462              --          --         2,173,157
     Korea Western Power
        Co., Ltd.                          1,988,052         59,432           3,936          --         2,051,420
     Korea Southern Power
        Co., Ltd.                          2,092,460         60,269             682          --         2,153,411
     Korea East-West Power
        Co., Ltd.                          2,424,164         52,892           1,474          --         2,478,530
     Korea Power Engineering
        Co., Ltd.                             69,038          1,117              --          --            70,155
     Korea Plant Service &
        Engineering Co., Ltd.                267,041          8,266              --          --           275,307
     KEPCO Nuclear Fuel
        Co., Ltd.                            145,098          2,263              --          --           147,361
     Korea Electric Power Data
        Network Co., Ltd.                    115,382         (2,737)            420          --           113,065
     Korea Electric Power Industrial
        Development, Ltd.                     22,092            858              --      (3,920)           19,030
     Powercomm Corporation                   363,687          5,994              --      (1,294)          368,387
     Korea Gas Corporation                   740,280         70,520             429          --           811,229
     Korea District Heating Co.              159,165         10,794              --          --           169,959
     KEPCO International
        Hong Kong Ltd.                       173,629         16,801         (10,062)         --           180,368
     KEPCO International
        Philippines Inc.                     126,052          6,981          (5,357)         --           127,676
                                         -----------        -------         -------      ------        ----------

                                         W23,772,264        703,449          (8,478)     (5,214)       24,462,021
                                         ===========        =======         =======      ======        ==========

          (*)  Others are composed of dividends from the affiliates.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(6)  Investments, Continued

                                                                       Won (millions)
                                       ------------------------------------------------------------------------------
                                                                            2003
                                       ------------------------------------------------------------------------------
                                       Book value as of                     Capital                  Book value as of
                Affiliate               January 1, 2003   Equity income   adjustment   Others (*)   December 31, 2003
     -------------------------------   ----------------   -------------   ----------   ----------   -----------------
     Korea Hydro & Nuclear
        Power Co., Ltd.                  W10,577,527          652,182           --      (214,995)       11,014,714
     Korea South-East Power
        Co., Ltd.                          1,679,117          345,669         (801)      (33,270)        1,990,715
     Korea Midland Power
        Co., Ltd.                          1,781,127          345,230          223       (45,885)        2,080,695
     Korea Western Power
        Co., Ltd.                          1,772,973          254,077        5,002       (44,000)        1,988,052
     Korea Southern Power
        Co., Ltd.                          1,953,743          182,849         (261)      (43,871)        2,092,460
     Korea East-West Power
        Co., Ltd.                          2,373,207           84,995       (3,298)      (30,740)        2,424,164
     Korea Power Engineering
        Co., Ltd.                             51,991           28,800           --       (11,753)           69,038
     Korea Plant Service &
        Engineering Co., Ltd.                238,947           37,094           --        (9,000)          267,041
     KEPCO Nuclear Fuel
        Co., Ltd.                            134,538           12,487           --        (1,927)          145,098
     Korea Electric Power Data
        Network Co., Ltd.                    118,075            1,807           --        (4,500)          115,382
     Korea Electric Power Industrial
        Development, Ltd.                     40,730            3,114           --       (21,752)           22,092
     Powercomm Corporation                   359,090           10,421        1,188        (7,012)          363,687
     Korea Gas Corporation                   690,705           73,329        4,596       (28,350)          740,280
     Korea District Heating Co.              147,898           13,304       (1,358)         (679)          159,165
     KEPCO International
        Hong Kong Ltd.                       124,808           56,817       (7,996)           --           173,629
     KEPCO International
        Philippines Inc.                     108,255           21,343       (4,769)        1,223           126,052
                                         -----------        ---------       ------      --------        ----------
                                         W22,152,731        2,123,518       (7,474)     (496,511)       23,772,264
                                         ===========        =========       ======      ========        ==========

     (*) Other are composed of acquisition (disposal) amounts of investment securities and dividends from the affiliates.

(7)  Loans to employees

     The Company has provided housing and tuition loans to employees as follows as of March 31, 2004 and December 31, 2003:

                                                                Won (millions)
                                                              ------------------
                                                                2004       2003
                                                              --------   -------
     Short-term loans                                         W  9,392     9,267
     Long-term loans                                           151,811   142,368
                                                              --------   -------
                                                              W161,203   151,635
                                                              ========   =======

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(8)  Other Non-current Assets

     Other assets as of March 31, 2004 and December 31, 2003 are as follows:

                                                                Won (millions)
                                                              ------------------
                                                                2004       2003
                                                              --------   -------
     Long-term trade receivable, net                          W  2,509     2,509
     Deposit received                                           65,406    58,135
     Others                                                     82,277    82,466
                                                              --------   -------
                                                              W150,192   143,110
                                                              ========   =======

(9)  Cash and Cash Equivalents

     Cash and cash equivalents as of March 31, 2004 and December 31, 2003 are summarized as follows:

                                                                Won (millions)
                                                              ------------------
                                                                2004       2003
                                                              --------   -------
     Cash and cash equivalents:
        Cash on hand                                          W     78        71
        Sundry deposits                                        376,939   366,558
        Cash equivalents (*)                                   310,354       188
                                                              --------   -------
                                                               687,371   366,817
                                                              ========   =======

     (*) Cash equivalents consist of money market funds, money market deposit accounts and time deposits with maturities of three months or less at the acquisition date.

(10) Short-term financial Instruments

     Short-term financial instruments as of March 31, 2004 and December 31, 2003 are summarized as follows:

                                                                  Won (millions)
                                                                 ---------------
                                                                  2004     2003
                                                                 ------   ------
     Time Deposits                                                3,000   13,000
     Trust accounts                                              20,000   43,000
     Repurchase agreement                                        38,000    5,000
                                                                 ------   ------
                                                                 61,000   61,000
                                                                 ======   ======

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(11) Inventories

     Inventories as of March 31, 2004 and December 31, 2003 are summarized as follows:

                                                               Won (millions)
                                                              ----------------
                                                                2004     2003
                                                              -------   ------
     Raw materials                                            W 2,825    1,991
     Supplies                                                  76,837   73,066
     Other                                                      7,133    3,739
                                                              -------   ------
                                                              W86,795   78,796
                                                              =======   ======

(12) Other Current Assets

     Other current assets at March 31, 2004 and December 31, 2003 are summarized as follows:

                                                                Won (millions)
                                                              ------------------
                                                                2004       2003
                                                              --------   -------
     Held-to-maturity securities (*)                          W      4         5
     Short-term loans                                            9,392     9,267
     Accrued interest income                                     1,803     2,777
     Advance payments                                            1,477       297
     Prepaid expenses                                           23,657     3,244
     Other current assets                                      116,051   106,331
                                                              --------   -------
                                                              W152,384   121,921
                                                              ========   =======

     (*)  Held-to-maturity securities consist of government and municipal bonds

(13) Capital Surplus

     Capital surplus as of March 31, 2004 and December 31, 2003 are as follows:

                                                             Won (millions)
                                                        ------------------------
                                                            2004         2003
                                                        -----------   ----------
     Paid-in capital in excess of par value             W   811,296      811,301
     Reserves for asset revaluation                      12,552,973   12,552,973
     Other capital surplus                                1,006,779    1,009,505
                                                        -----------   ----------
                                                        W14,371,048   14,373,779
                                                        ===========   ==========

     The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.
s

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(14) Retained Earnings

     Appropriated retained earnings as of March 31, 2004 and December 31, 2003 are summarized as follows:

                                                              Won (millions)
                                                         ------------------------
                                                             2004         2003
                                                         -----------   ----------
     Legal reserve                                       W 1,601,871    1,600,252
     Reserve for business rationalization                     31,900       31,900
     Reserve for business expansion                       12,438,120   10,925,338
     Reserve for investment on social overhead capital     5,092,449    5,012,449
     Reserve for research and human development              180,000      120,000
     Voluntary reserve                                       210,000      210,000
                                                          ----------   ----------
                                                         W19,554,340   17,899,939
                                                         ===========   ==========

     The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

     Under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits obtained and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

     The reserves for the investment on social overhead capital and research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

(15) Capital Adjustments

     Details of capital adjustments as of March 31, 2004 and December 31, 2003 are as follows:

                                                               Won (millions)
                                                          ----------------------
                                                             2004         2003
                                                          ----------   ---------
     Treasury stock                                        W(201,641)  (195,379)
     Loss on valuation of available-
        for-sale securities                                   (5,598)    (8,714)
     Equity income of affiliates                              44,934     53,412
                                                          ----------   ---------
                                                           W(162,305)  (150,681)
                                                          ==========   =========

     The Company has shares held as treasury stock amounting to W 201,641 million (11,068,050 shares) and W 195,379 million (10,713,050 shares) as of March 31, 2004 and December 31, 2003, respectively, for the purpose of stock price stabilization.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(16) Long-term borrowings

     Long-term borrowings as of March 31, 2004 and December 31, 2003 are as follows:

     (a)  Local currency long-term borrowings

                                                                               Won (millions)
                                                           Annual         ----------------------
              Lender                    Type          interest rate (%)      2004         2003
     ------------------------   -------------------   -----------------   ----------   ---------
     Korea Development Bank     Industrial facility       4.76~7.50       W3,536,579   3,505,628
     Others                                               5.50~6.00               34          35
                                                                          ----------   ---------
        Less: Current portion                                               (728,292)   (715,775)
                                                                          ----------   ---------
                                                                          W2,808,321   2,789,888
                                                                          ==========   =========

     (b)  Foreign currency long-term borrowings

                                                                    Won (millions)
                                                   Annual        --------------------
              Lender               Type      interest rate (%)      2004       2003
     ------------------------   ----------   -----------------   ---------   --------
     Barclays International
        Financial Services                     6 month Libor
        (Ireland) Ltd.          Commercial         -1.00         W 181,221    187,851
        Less: Current portion                                     (181,221)  (187,851)
                                                                 ---------   --------
                                                                 W      --         --
                                                                 =========   ========

     (c)  Debentures

                                                                        Won (millions)
                                                     Annual        ------------------------
                                               interest rate (%)       2004         2003
                                               -----------------   -----------   ----------
     Domestic debentures (Electricity bonds)       4.79~9.67       W 4,395,000    4,235,000
     Foreign debentures(*)                         1.18~8.28         5,347,056    5,530,157
                                                                   -----------   ----------
                                                                     9,742,056    9,765,157
                                                                   -----------   ----------
        Less: Current portion                                       (3,669,261)  (3,122,750)
              Discount                                                 (42,213)     (46,056)
        Plus: Current portion of discount                                1,753           --
                                                                   -----------   ----------
                                                                   W 6,032,335    6,596,351
                                                                   ===========   ==========

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(16) Long-term borrowings, Continued

     (*) In 2003, the Company sold foreign debentures of US$ 250,000 thousand to KEPCO Cayman Company Limited. These debentures have the right to be exchanged with the shares of Powercomm Corporation held by the Company. Based on these assets, KEPCO Cayman Company Limited issued foreign debentures of US$ 250,000 thousand, the details of which are as follows:

          .    Maturity date: November 26, 2008
          .    Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National
               Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. It is not required that Powercomm
               Corporation must perform QPO prior to the maturity of the debentures, neither the Company guarantees the QPO of Powercomm
               Corporation.
          .    Shares to be exchanged: Powercomm Corporations shares or Deposit
               Receipt (DR)
          .    Exchangeable period: From 10th day after the listing of Powercomm
               Corporation to 10th day before its maturity
          .    Exchange price: 120% of lower amount of market price on listing day or weighted average price for 10 days after its listing.
          .    Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)
          .    Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

          The Company has provided payment guarantees to KEPCO Cayman Company Limited for the principal and interest of the above foreign debentures.

     (d)  Exchangeable bonds

                                                                   Won (millions)
                                                   Annual        ------------------
                  Description                interest rate (%)     2004       2003
     -------------------------------------   -----------------   --------   -------
     Overseas exchangeable bonds                    0.00         W277,256   277,256
        Plus: Premium on debentures issued                         19,949    20,987
        Less: Conversion right adjustment                         (41,650)  (43,817)
                                                                 --------   -------
                                                                  255,555   254,426
                                                                 ========   =======

          On November 4, 2003, the Company issued overseas exchangeable bonds of Japanese Yen 28,245,468 thousand at a premium value. The details of the bonds are as follows:

          .    Maturity date: November 4, 2008
          .    Amount to be paid at maturity: JPY 25,935,061 thousand
          .    Exchange period: From December 15, 2003 to 10th day prior to its maturity
          .    Shares to be exchanged: Common stock held by the Company or its equivalent Deposit Receipt (DR).
          .    Exchange price: W30,000 per share
          .    Put option: Bond holders have the put option that they can request redemption at JPY 26,834,000 thousand on November 6, 2006.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(16) Long-term borrowings, Continued

     (e)  Leases

          (i) The Company entered into a capital lease agreement with Korea Development Leasing Corporation for certain computer systems, of which the acquisition cost is W33,870 million as of March 31, 2004. Depreciation of the leased assets amounted to W91 million for the three- month period ended March 31, 2004

          (ii) Annual payments under capital and operating lease agreements as of March 31, 2004 are as follows:

                                       Won (millions)
                            -------------------------------
     Year ended March 31    Capital lease   Operating lease
     --------------------   -------------   ---------------
            2005                W2,809           1,067
            2006                    50              --
                                ------           -----
                                 2,859           1,067
                                                 =====
     Less : Interest                64
          Current portion        2,746
                                ------
                                W   49
                                ======

     (f) Foreign currency debts, by currency, as of March 31, 2004 and December 31, 2003 are as follows:

                                         Won (millions), USD, JPY, EUR and GBP (thousands)
                                     ---------------------------------------------------------
                                                2004                            2003
                                     ------------------------         ------------------------
                                       Foreign         Won              Foreign         Won
                                       currency    equivalent           Currency    equivalent
                                     -----------   ----------         -----------   ----------
     Current portion of
        long-term borrowings   USD       150,000   W  181,221   USD       150,000   W  187,851
                                                   ----------                       ----------
     Debentures                USD     2,902,030    3,351,979   USD     2,902,030    3,480,249
                               JPY   175,060,000    1,908,154   JPY   175,060,000    1,959,972
                               EUR        25,183       35,377   EUR        25,183       37,839
                               GBP        24,467       51,546   GBP        24,467       52,097
                                                   ----------                       ----------
                                                    5,347,056                        5,530,157
     Exchangeable bond         JPY    25,935,061      277,256   JPY    25,935,061      277,256
                                                   ----------                       ----------
                                                   W5,805,533                       W5,995,264
                                                   ==========                       ==========

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(16) Long-term borrowings, Continued

     (g) Aggregate maturities of the Company's long-term debt as of March 31, 2004 are as follows:

                                                         Won (millions)
                  --------------------------------------------------------------------------------------------
                     Local      Foreign                                                 Capital
     Year ended    currency     currency    Electricity    Foreign     Exchangeable      lease
      March 31    borrowings   borrowings      bonds      debentures       bonds      obligations      Total
     ----------   ----------   ----------   -----------   ----------   ------------   -----------   ----------
        2005      W  728,292     181,221     2,350,000     1,319,261           --        2,746       4,581,520
        2006         928,027          --       150,000     1,230,115           --           49       2,308,191
        2007         959,123          --       710,000         1,521           --           --       1,670,644
        2008         602,808          --       265,000     1,197,513           --           --       2,065,321
        2009         302,774          --       800,000       316,173      277,256           --       1,696,203
     Thereafter       15,589          --       120,000     1,282,473           --           --       1,418,062
                  ----------     -------     ---------     ---------      -------        -----      ----------
                  W3,536,613     181,221     4,395,000     5,347,056      277,256        2,795      13,739,941
                  ==========     =======     =========     =========      =======        =====      ==========

(17) Assets and Liabilities Denominated in Foreign Currencies

     There are no significant liabilities denominated in foreign currencies other than those mentioned in Note 16(f). Major assets denominated in foreign currencies as of March 31, 2004 and December 31, 2003 are as follows:

                                   2004                       2003
                         ------------------------   ------------------------
                           Foreign         Won        Foreign         Won
                           currency    equivalent     currency    equivalent
                         (thousands)   (millions)   (thousands)   (millions)
                         -----------   ----------   -----------   ----------
     Cash and cash
        equivalents      USD   1,454     W1,677     USD   4,578     W 5,484
     Trade receivables   USD     585        675     USD   4,959       5,940
     Other account
        receivables      USD      --         --     USD     607         727
     Other non-current   USD      12         13     USD      12          14
        assets           JPY   5,860         64     JPY   5,860          66
                                         ------                     -------
                                         W2,429                     W12,231
                                         ======                     =======

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(18) Retirement and Severance Benefits

     Changes in retirement and severance benefits for three-month period ended March 31, 2004 and for the year ended December 31, 2003 are summarized as follows:

                                                            Won (millions)
                                                          ------------------
                                                            2004       2003
                                                          --------   -------
     Estimated severance liability at beginning of year   W316,503   226,708
     Provision for retirement and severance benefits        12,460    98,150
     Payments                                               (1,932)   (8,355)
                                                          --------   -------
     Estimated severance liability at end of year          327,031   316,503

     Transfer to National Pension Fund                         (95)      (95)
                                                          --------   -------
        Net balance at end of year                        W326,936   316,408
                                                          ========   =======

(19) Receivables at Prevent Value

     Present value discounts on receivables as of March 31, 2004 are as follows:

                                                                         Won (millions)
                                                               ----------------------------------
                                                                                          Present
                              Interest rate (%)     Period     Nominal value   Discount    value
                              -----------------   ----------   -------------   --------   -------
     Other accounts                                2002.12~
        receivable               5.24, 6.00        2005.12        W180,958      19,843    161,115

      Long-term other                              2002.12~
        accounts receivable      5.24, 6.00        2005.12         265,000      10,375    254,625
                                                                  --------      ------    -------
                                                                  W445,958      30,218    415,740
                                                                  ========      ======    =======

(20) Other Current Liabilities

     Other current liabilities as of March 31, 2004 and December 31, 2003 are as follows:

                                                                Won (millions)
                                                              ------------------
                                                                2004       2003
                                                              --------   -------
     Advance received                                         W 36,952       281
     Withholdings                                              128,637   141,623
     Unearned revenue                                           14,054     3,304
     Others                                                    320,978   321,302
                                                              --------   -------
                                                              W500,621   466,510
                                                              ========   =======

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(21) Derivative Instruments Transactions

     The Company entered into the various swap contracts to hedge the fluctuation risk of exchange rate and interest rate of foreign currency debts.

     (a)  Currency swap contracts as of March 31, 2004 are as follows:

                                                                 Contract amounts            Contract interest rate
                                                                    in millions                     per annum
                                 Contract   Settlement   -------------------------------   --------------------------
                                    Year       Year            Pay             Receive       Pay (%)      Receive (%)
                                 --------   ----------   ----------------   ------------   -----------   ------------
The Sumitomo Bank Ltd.             1995        2005        US$       286    JPY   27,000       7.68          4.15
Mizuho Co., Ltd.                   1995        2005        US$       149    JPY   14,425     6M Libor        3.40
(former The Fuji Bank, Ltd.)                                                                 + 0.155
Canadian Imperial Bank of
   Commerce                        1996        2006        US$        97    JPY   10,000   Libor+ 0.13       3.80

J.P. Morgan Chase Bank             1996        2006        US$       200    JPY   21,000   Libor+ 0.14       4.00
Deutsche Bank                      1998        2004        JPY     1,705    US$       55       6.41          7.11
(former Bankers Trust Co.)                                 EUR        13
                                                           CHF        20
                                                           CAD        20
Deutsche Bank                      1998        2004        JPY     2,945    US$       95       6.36          7.05
(former Bankers Trust Co.)                                 EUR        22
                                                           CHF        35
                                                           CAD        34
J.P. Morgan Chase Bank &
   Deutsche Bank (*1)              2002        2007        JPY    76,700    US$      650       1.18          4.25
Barclays Bank PLC, London          2002        2007        JPY    30,400    US$      250       1.04        3M Libor
                                                                                                           + 0.75
Deutsche Bank(*2)                  2003        2013        KRW   178,350    US$      150      CD+3.3         7.75

Union Bank of Switzerland (*2)     2003        2013        KRW   148,625    US$      125      CD+3.3         7.75

Credit Swiss First Boston(*2)      2003        2013        KRW    89,175    US$       75      CD+3.3         7.75

     (*1) If the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

     (*2) The Company has purchased call option in addition to these swaps, under which the Company can exchange each KRW 5,945 million with the amounts of KRW 5,000,000 multiplied by Spot FX rate (US$/KRW) until December 22, 2004, and the valuation for this call option is considered in the valuation of the swaps.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(21) Derivative Instruments Transactions, Continued

     (b)  Interest rate swap contracts as of March 31, 2004 are as follows

                                                        Contract interest rate per annum
                                    Notional amount   -----------------------------------
                                      in millions          Pay (%)          Receive (%)       Term
                                    ---------------   ----------------   ----------------   ---------
     J.P. Morgan Chase Bank         US     $    149         6.91            Libor+0.155     1995-2005
     Barclays Bank PLC, London      US     $    150      6M Libor-1         Libor+0.45      1997-2004
     Shinhan Bank                   US     $    100         6.50               6.75         1997-2004
     Deutsche Bank                  US     $     55         6.93                            1998-2004
     (formerly Bankers Trust Co.)   JPY       1,705                            6.41
                                    EUR          13                            6.41
                                    CHF          20                            6.41
                                    CAD          20                            6.41
     Deutsche Bank                  US     $     95         6.87                            1998-2004
     (formerly Bankers Trust Co.)   JPY       2,945                            6.36
                                    EUR          22                            6.36
                                    CHF          35                            6.36
                                    CAD          34                            6.36
     Deutsche Bank                  US     $    100          Max                Max         1998-2007
     (formerly Bankers Trust Co.)                     (6,074-Libor, 0)   (Libor-6.074, 0)
     Deutsche Bank                  US     $    100          Max                Max         1998-2007
     (formerly Bankers Trust Co.)                     (Libor-6.074,0)    (6.074-Libor, 0)
     Deutsche Bank                  KRW     178,350      5%+2X[JPY/           CD+3.3        2003-2013
                                                         KRW-11.03%]
     Union Bank of Switzerland      KRW     148,625      5%+2X[JPY/           CD+3.3        2003-2013
                                                         KRW-11.03%]
     Credit Swiss First Boston      KRW      89,175      5%+2X[JPY/           CD+3.3        2003-2013
                                                         KRW-11.03%]

     (c) The gains and losses on swap transactions recorded as other income or expense for the three-month periods ended March 31, 2004 and 2003 are as follows:

                             Won (millions)
                          --------------------
                             2004       2003
                          ---------   --------
     Currency swap
        Gains             W 12,529      8,120
        Losses             (22,937)   (26,654)

     Interest rate swap
        Gains               24,599      3,053
        Losses                (989)    (4,653)
                          --------    -------
                          W 13,202    (20,135)
                          ========    =======

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(22) Power Generation, Transmission and Distribution Expenses

     Power generation, transmission and distribution expenses for the three-month periods ended March 31, 2004 and 2003 are as follows:

                                              Won (millions)
                                            -----------------
                                              2004      2003
                                            -------   -------
     Material expenses:
        Oil                                   4,213     2,702
                                            -------   -------
                                              4,213     2,702
     Labor expenses:
        Salaries                            127,690   114,865
        Severance and retirement benefits     7,283     3,915
                                            -------   -------
                                            134,973   118,780
     Overhead expenses:
        Employee benefits                    17,513    13,793
        Taxes and dues                        1,134     1,101
        Rent                                 10,227     9,314
        Depreciation                        391,806   366,279
        Maintenance                          86,325   115,076
        Commission and consultation fees     16,855    14,581
        Compensation expense                  2,431     5,411
        Ordinary development expenses        14,193    12,226
        Impairment loss on utility plant     24,412    41,201
        Others                               14,564    16,446
                                            -------   -------
                                            579,460   595,428
                                            -------   -------
                                            718,646   716,910
                                            =======   =======

(23) Selling, General and Administrative Expenses

     Details of selling, general and administrative expenses the three-month periods ended March 31, 2004 and 2003 are as follows:

                                           Won (millions)
                                        -------------------
                                          2004       2003
                                        --------   --------
     Salaries                           W 84,059   W 76,164
     Employee benefits                    12,680      9,203
     Taxes and dues                        1,274      1,097
     Rent                                  3,330      5,367
     Depreciation                          4,982      9,773
     Amortization                          2,529         --
     Maintenance                           1,997      1,483
     Commission and consultation fees     79,435     72,247
     Ordinary development                  3,338      2,253
     Promotion                             4,191      3,761
     Bad debts                             5,245      3,107
     Communication                         6,542      6,097
     Insurance                               173      2,856
     Rewards                                 683        139
     Miscellaneous                        11,465     11,609
                                        --------   --------
                                        W221,923    205,156
                                        ========   ========

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(24) Income Taxes

     (a) The Company is subject to a number of income taxes based on taxable earnings which result in the following normal tax rates:

      Taxable earnings    Prior to 2005   Thereafter
     ------------------   -------------   ----------
     Up to W100 million       16.5%          14.3%
     Over W100 million        29.7%          27.5%

     The Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%.

     The components of income tax expense for the three-month period ended March 31, 2004 and 2003 are summarized as follows:

                                     Won (millions)
                                   ------------------
                                     2004       2003
                                   --------   -------

     Current income tax expense    W250,090    49,662
     Deferred income tax expense    186,437   187,937
                                   --------   -------

                                   W436,527   237,599
                                   ========   =======

     (b) The provision for income taxes calculated using the normal tax rates differs from the actual provision for the three-month periods ended March 31, 2004 and 2003 for the following reasons:

                                                         Won (millions)
                                                       ------------------
                                                         2004       2003
                                                       --------   -------
     Provision for income taxes at normal tax rates W429,922 235,105 Tax effects of permanent differences, primarily
     entertainment expenses in excess of tax limit        6,686     2,081
     Tax credit                                             (81)       --
     Other, net                                              --       413
                                                       --------   -------
        Actual provision for income taxes              W436,527   237,599
                                                       ========   =======

     The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 29.41 % and 30.01 % for the three-month periods ended March 31, 2004 and 2003, respectively.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                  (Unaudited)

(24) Income Taxes, Continued

     (c) The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of March 31, 2004 and December 31, 2003 are presented below:

                                                                Won (millions)
                                                           ------------------------
                                                               2004         2003
                                                           -----------   ----------
     Deferred tax assets:
        Loss on valuation of derivatives                   W   121,480      115,270
        Retirement and severance benefits                       54,152       52,379
        Deferred foreign exchange translation loss              13,648       14,655
        Other                                                  201,977      266,562
                                                           -----------   ----------

           Total deferred tax assets                           391,257      448,866
                                                           -----------   ----------
     Deferred tax liabilities:
        Gain on valuation of derivatives                        96,501       86,309
        Deferred foreign exchange translation gain              34,043       37,176
        Reserve for social overhead capital investment         201,079      270,239
        Gain on valuation of investment securities using
           the equity method                                 1,710,606    1,517,158
                                                           -----------   ----------

           Total deferred tax liabilities                    2,042,229    1,910,882
                                                           -----------   ----------

           Net deferred tax asset (liability)              W(1,650,972)  (1,462,016)
                                                           ===========   ==========

(25) Earnings Per Share

     Earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding.

                                                           Won
                                                --------------------------
                                                    2004           2003
                                                ------------   -----------
     Net income in million Won                  W  1,047,930       554,043
     Weighted-average number of common shares
        outstanding                              629,858,023   633,398,087
                                                ------------   -----------

     Earnings per common share in Won           W      1,664           875
                                                ============   ===========

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                  (Unaudited)

(25) Earnings Per Share, Continued

     Diluted earnings per share for the three month periods ended March 31, 2004 and 2003 are calculated as follows:

                                                               Won
                                                    --------------------------
                                                        2004           2003
                                                    ------------   -----------

     Net income in million Won                      W  1,047,930       554,043
     Exchangeable bond interest in million Won               795            --
                                                    ------------   -----------
                                                       1,048,725       554,043
                                                    ------------   -----------
     Weighted-average number of common
        shares and diluted securities outstanding    639,857,870   633,398,087
                                                    ------------   -----------

     Diluted earnings per share in Won              W      1,639           875
                                                    ============   ===========

(26) Transactions and Balances with Related Companies

     (a) Transactions with related parties for the three-month periods ended March 31, 2004 and 2003 are as follows:

                                                                                          Won (millions)
                                                                                      ----------------------
                 Related party                           Transaction                     2004         2003
     ------------------------------------   ---------------------------------------   ----------   ---------
     Sales and other income:
        Korea Hydro & Nuclear Power
           Co., Ltd.                        Sales of electricity and others           W   27,540      20,219
        Korea South-East Power Co., Ltd.                      "                            5,786       8,973
        Korea Midland Power Co., Ltd.                         "                            4,248       6,125
        Korea Western Power Co., Ltd.                         "                            2,984       2,707
        Korea Southern Power Co., Ltd.                        "                            3,294       4,250
        Korea East-West Power Co., Ltd.                       "                            6,185      10,286
        Others                                                "                           82,655      73,307
                                                                                      ----------   ---------
                                                                                      W  132,692     125,867
                                                                                      ==========   =========
     Purchases and others:
        Korea Hydro & Nuclear Power
           Co., Ltd.                        Purchase of electricity and others        W1,152,799   1,287,808
        Korea South-East Power Co., Ltd.                      "                          400,382     419,156
        Korea Midland Power Co., Ltd.                         "                          532,837     530,202
        Korea Western Power Co., Ltd.                         "                          512,462     576,807
        Korea Southern Power Co., Ltd.                        "                          702,250     474,600
        Korea East-West Power Co., Ltd.                       "                          559,048     502,345
        Korea Power Engineering Co., Inc.   Designing of the power plant and others        3,878      10,108
        Korea Plant Service & Engineering
           Co., Ltd.                             Utility plant maintenance                 8,994       8,928
        Korea Electric Power Data Network
           Co., Ltd.                          Maintenance of computer system              40,489      19,829
        Others                              Commissions for service and others            48,271      13,024
                                                                                      ----------   ---------

                                                                                      W3,961,410   3,842,807
                                                                                      ==========   =========

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                  (Unaudited)

(26) Transactions and Balances with Related Companies, Continued

     (b) Receivables arising from related parties transactions as of March 31, 2004 and December 31, 2003 are as follows:

                                                        Won (millions)
                                             -----------------------------------
                                                             2004
                                             -----------------------------------
                                                Trade         Other
                 Related party               receivables   receivables    Total
     -------------------------------------   -----------   -----------   -------

     Korea Hydro & Nuclear Power Co., Ltd.     W   458       237,626     238,084
     Korea South-East Power Co., Ltd.            1,108           643       1,751
     Korea Midland Power Co., Ltd.               1,454            --       1,454
     Korea Western Power Co., Ltd.               1,471            --       1,471
     Korea Southern Power Co., Ltd.              1,047            --       1,047
     Korea East-West Power Co., Ltd.             2,003        33,867      35,870
     Others                                     19,735         3,074      22,809
                                               -------       -------     -------

                                               W27,276       275,210     302,486
                                               =======       =======     =======

                                                        Won (millions)
                                             -----------------------------------
                                                             2003
                                             -----------------------------------
                                                Trade         Other
                 Related party               receivables   receivables    Total
     -------------------------------------   -----------   -----------   -------

     Korea Hydro & Nuclear Power Co., Ltd.      W   --           319         319
     Korea South-East Power Co., Ltd.            1,778           367       2,145
     Korea Midland Power Co., Ltd.               1,107         2,232       3,339
     Korea Western Power Co., Ltd.               1,940           248       2,188
     Korea Southern Power Co., Ltd.              1,157           360       1,517
     Korea East-West Power Co., Ltd.             1,978           213       2,191
     Others                                      1,990         9,607      11,597
                                                ------        ------      ------

                                                W9,950        13,346      23,296
                                                ======        ======      ======

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                  (Unaudited)

(26) Transactions and Balances with Related Companies, Continued

     (c) Payables arising from related parties transactions as of March 31, 2004 and December 31, 2003 are as follows:

                                                       Won (millions)
                                             ---------------------------------
                                                            2004
                                             ---------------------------------
                                                Trade       Other
                 Related party                payables    payables     Total
     -------------------------------------   ----------   --------   ---------

     Korea Hydro & Nuclear Power Co., Ltd.   W  339,270       278      339,548
     Korea South-East Power Co., Ltd.           123,049       123      123,172
     Korea Midland Power Co., Ltd.              137,560     5,853      143,413
     Korea Western Power Co., Ltd.              130,146        --      130,146
     Korea Southern Power Co., Ltd.             213,511     1,356      214,867
     Korea East-West Power Co., Ltd.            157,338        63      157,401
     Korea Power Engineering Co., Inc.            5,358        25        5,383
     Korea Plant Service & Engineering
        Co., Ltd.                                 5,449        --        5,449
     Korea Electric Power Data Network
        Co., Ltd.                                 9,410     9,309       18,719
     Others                                       3,956    26,031       29,987
                                               --------    ------    ---------
                                             W1,125,047    43,038    1,168,085
                                             ==========    ======    =========

                                                       Won (millions)
                                             ---------------------------------
                                                            2003
                                             ---------------------------------
                                                Trade      Other
                 Related party                payables    payables     Total
     -------------------------------------   ----------   --------   ---------

     Korea Hydro & Nuclear Power Co., Ltd.   W  379,121      1,954     381,075
     Korea South-East Power Co., Ltd.           117,954      4,411     122,365
     Korea Midland Power Co., Ltd.              145,548      9,387     154,935
     Korea Western Power Co., Ltd.              167,876        140     168,016
     Korea Southern Power Co., Ltd.             179,803         93     179,896
     Korea East-West Power Co., Ltd.            142,776        223     142,999
     Korea Power Engineering Co., Inc.               --      5,909       5,909
     Korea Plant Service & Engineering
        Co., Ltd.                                    --      5,509       5,509
     Korea Electric Power Data Network
        Co., Ltd.                                    --     56,334      56,334
     Others                                       4,363     19,619      23,982
                                             ----------   --------   ---------
                                             W1,137,441    103,579   1,241,020
                                             ==========   ========   =========

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(26) Transactions and Balances with Related Companies, Continued

     (d) The guarantees the Company has provided for related companies as of March 31, 2004 are as follows:

                                                                                         Won (millions),
            Type            Loan type     Guaranteed company    Financial institutions   US$ (thousands)
     ------------------   -----------    -------------------    ----------------------   ---------------
     Payment guarantee    Foreign        KEPCO International    Nippon Life Insurance       US$ 82,006
                          currency          Hong Kong Ltd.
                          loan
                                                   "            Norinchukin Bank                35,000

                                                   "            Korea Development Bank           6,954
                                         KEPCO International    Korea Development Bank          45,435
                                            Philippines Inc.                                ----------
                                                                                            US$169,395
                                                                                            ----------

     Joint liability on   Spin-off of    six power generation   Korea Development Bank
     guarantee(*)         power             subsidiaries           and others               W2,122,167
                          generation
                          subsidiaries

     (*) The Company has the joint and several responsibilities with the subsidiaries to repay those debts, which were transferred and outstanding at the time of spin-off on April 2, 2001, under the Commercial Code of the Republic of Korea. The balance of the power generation subsidiaries' debts for which the Company has those joint and several responsibilities as of March 31, 2004 is W2,122,167 million.

     KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$ 393,459 thousand as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees for the repayment of that borrowing.

                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(26) Transactions and Balances with Related Companies, Continued

     (e) The guarantees provided by related companies as of March 31, 2004 are as follows:

                                                     Won (millions), USD, JPY, EUR and GBP (thousands)
                                                     -------------------------------------------------
                                                                                          Balance of
                                                                                       borrowing as of
                                                      Guaranteed        Type of            March, 31
            Type          Related party   Currency     amounts        borrowings             2004
     ------------------   -------------   --------   -----------   ----------------    -----------------
     Payment               Korea             USD         151,263   Commercial         USD       150,000
     guarantee (*1)        Development                                borrowings
                           bank
                                             USD       2,199,683   Foreign            USD     1,729,205
                                                                      currency bond
                                             JPY     118,760,453          "           JPY   115,060,000
                                             EUR          26,635                      EUR        25,183
                                             GBP          32,786          "           GBP        24,467
     Joint liability on    six power         KRW         128,037   Long-term debts    KRW       128,037
     guarantee (*2)        generation
                           subsidiaries

     (*1) Korea Development Bank has also provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of March 31, 2004, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan.

     (*2) As described note 26(d), the balance of the Company's borrowings for which six power generation subsidiaries have the joint and several responsibilities is W128,037 million as of March 31, 2004.

(27) Commitments and Contingencies

     The Company is engaged in 221 lawsuits as a defendant and 34 lawsuits as a plaintiff. The total amount claimed against the Company is W96,496 million and the total amount claimed by the Company is W10,423 million as of March 31, 2004. The outcome of these lawsuits cannot presently be determined.

     Five banks including the National Agricultural Cooperative Federation have provided the Company a credit (overdraft) line amounting to W245,000 million as of March 31, 2004.

     The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level. The construction projects have been temporarily suspended from December 1, 2003 due to the political environments surrounding the Korean peninsula.

     The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from these companies amounted to W251,684 million for the three-month period ended March 31, 2004.

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                        Korea Electric Power Corporation

                 Notes to Non-Consolidated Financial Statements

                                   (Unaudited)

(28) Employee Welfare and Contributions to Society

     For employee welfare, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen's accident compensation insurance, unemployment insurance and medical insurance.

     The Company donated W5,871 million and W1,715 million to the farming and fishing communities and others for the three-month periods ended March 31, 2004 and 2003, respectively.

(29) Economic Environment

     In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     KOREA ELECTRIC POWER CORPORATION


                                     By: /s/ Lee, Do-Shik
                                         ---------------------------------------
                                     Name: Lee, Do-Shik
                                     Title: Chief Financial Officer

Date : June 4, 2004